UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ARHAUS, INC.

(Name of Issuer)
Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)
04035M102

(CUSIP Number)
Chris Iorillo
FS Capital Partners VI, LLC
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Equity Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,777,253 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,777,253 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,777,253 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.15%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Affiliates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,290 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,290 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,290 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.94%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Capital Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,277,543* (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,277,543* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,277,543* (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 23.09%** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO
* Consists of (1) 11,777,253 shares of Class A Common Stock held by FS Equity VI and (2) 500,290 shares of Class A Common Stock held by FS Affiliates VI.
** Consists of 12,277,543 shares of Class A Common Stock in the aggregate held by FS Equity VI and FS Affiliates VI. Represents ownership solely of Class A Common Stock.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed on November 15, 2021, as the same was further amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on August 16, 2023 (collectively, the “Original Schedule 13D”, and as amended by this Amendment No. 2, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction
Item 4 is hereby supplemented as follows:

On November 14, 2023, FS Equity VI sold 4,265,465 shares of Common Stock and FS Affiliates VI sold 181,194 shares of Common Stock in a transaction exempt from registration pursuant to Rule 144 under the Securities Act of 1933, as amended, at a price of $8.393 per share.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)    Aggregate number and percentage of securities.

 FS Equity VI directly holds 11,777,253 shares of Common Stock and FS Affiliates VI directly holds 500,290 shares of Common Stock. The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Class A Shares Beneficially Owned
FS Capital VI	12,277,543
FS Equity VI	11,777,253
FS Affiliates VI	500,290

FS Capital VI, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The percentage ownership reported in item 13 is based on an aggregate of 53,167,306 shares of Common Stock outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 2, 2023.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, John P. Reed, the John P. Reed Trust dated 4/29/1985, as amended, the John P. Reed 2019 GRAT, the Reed 2013 Generation Skipping Trust, and the 2018 Reed Dynasty Trust (collectively, the “Reed Parties”) in the aggregate hold 87,115,600 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the “Class B Common Stock”). Due to the terms and provisions of the Investor Rights Agreement described under item 6 below, the Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) with, and may be deemed to have beneficial ownership of shares of Class B Common Stock held by, the Reed Parties. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with the Reed Parties as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Class B Common Stock beneficially owned by the Reed Parties, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(c) Transactions within the past 60 days.

During the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Item 6 is hereby supplemented as follows:

The information set forth under Item 4 is hereby incorporated by reference.

Registration Rights Agreement

In connection with the completion of the IPO, on November 8, 2021, the Issuer, Freeman Spogli, Starrett Family Trust, Dated 4-11-99, Gregory M. Bettinelli, Norman S. Matthews, and the Reed Parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides that at any time beginning six months after the completion of the IPO, the parties thereto have the right to demand that the Issuer file registration statements. These registration rights are subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances. In addition, if the Issuer proposes to register any shares of Common Stock or other equity securities under the Securities Act for its own account or for the account of any other person, then all stockholders party to the registration rights agreement are entitled to notice of such proposed registration and will have the opportunity to include their shares of Common Stock in the registration statement, subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares in any such registration.  At any time after the Issuer is qualified for the use of a Form S-3 registration statement, then certain parties including the Reporting Persons will be entitled to have their shares of Common Stock, including shares issuable upon conversion of Class B Common Stock, registered by the Issuer on a Form S-3 registration statement, subject to certain conditions and limitations, at the Issuer’s expense.  The Issuer will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting fees, discounts or commissions, subject to specified limitations. The Registration Rights Agreement also requires that the Issuer indemnify the stockholders party to the agreement against certain liabilities that may arise under the Securities Act. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is Exhibit 99.5 hereto, and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of August 18, 2023, by and among the Reporting Persons.
Exhibit 99.2
Underwriting Agreement, dated as of August 16, 2023, by and among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P. and BofA Securities, Inc. and Jeffries LLC, as representatives of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 18, 2023).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 18, 2023).
Exhibit 99.4
Investor Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 4.3 to the Issuer’s amended Form S-1 filed on October 27, 2021).

Exhibit 99.5
Registration Rights Agreement, dated as of November 8, 2021, among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., Starrett Family Trust, Dated 4-11-99, Norman S. Matthews, Gregory M. Bettinelli, John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-268959), filed on December 22, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2023
FS EQUITY PARTNERS VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS AFFILIATES VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member
FS CAPITAL PARTNERS VI, LLC, a Delaware Limited Liability Company

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member